
December 27, 2013

Via E-mail
Mr. Shawn E. Leon
Chief Executive Officer
Greenestone Healthcare Corporation
5734 Yonge Street, Suite 300,
North York, Ontario, Canada M2M 4E7

**Re:        Greenestone Healthcare Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2012
          Filed April 1, 2013
          File No. 000-15078**

Dear Mr. Leon:

     We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.

     Please respond to this letter within 10 business days by amending your filing or by advising us when you will provide the requested response.  If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

     After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page F-2

1. Please amend your filing to include an audit report that covers your balance sheet as of the end of each of the most recent two fiscal years and audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent audited balance sheet.  Refer to Rule 8-02 of Regulation S-X.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 if you have questions regarding the comment.  In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant